May 21, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

Re:
DeVry Education Group Inc.
Form 10-K for the Year ended June 30, 2014
Filed August 27, 2014
Form 10-Q for the Quarter ended March 31, 2015
Filed May 8, 2015
Response dated April 28, 2015
File No. 1-13988

Dear Mr. Spirgel:

This letter responds to the Staff’s request for additional information in a letter dated May 13, 2015, related to the response letter submitted by DeVry Education Group (“DeVry Group”) on April 28, 2015 with respect to the Staff’s comments on the above referenced filings.  Additional information was requested regarding the responses to prior comment 7 related to Form 10-K for the Year ended June 30, 2014 and the DeVry Group Form 10-Q for the Quarter Ended March 31, 2015, Note 2-Summary of Significant Accounting Policies-Revenue Recognition.

The Staff requested further information regarding Comment Letter question #7:

Form 10-K for the year ended June 30, 2014
Note 3 – Summary of Significant Accounting Policies, page 97
Revenue Recognition, page 98

1. We note your supplemental response to prior comment 7 and your analysis of materiality of the change in methodology for revenue recognition for withdrawn students. Please provide a detailed analysis of the qualitative factors you considered in your analysis.

Based on the facts and circumstances around the revenue recognition process for students who withdraw during a session, DeVry Group has determined that revenue associated with students who withdraw does not meet the threshold of reasonably collectible.  The following summarizes our analysis of the impact of the adjustment related to the recognition of revenue for students who have withdrawn from one of our institutions prior to the completion of their program for each of the reported periods in the Form 10-K for the fiscal year ended June 30, 2014 (“Fiscal Year 2014”).

Based upon the quantitative results presented in our previous response to this comment 7, as well as qualitative factors below, we concluded that the impact to the results previously reported in the Form 10-K for Fiscal Year 2014 is not material. In the context of SEC Staff Accounting Bulletin No. 99 – Materiality and SEC Staff Accounting Bulletin No. 108, management has evaluated the following qualitative points in its assessment of the materiality of the misstatement:

DeVry Education Group ● 3005 Highland Parkway ● Downers Grove, IL 60515 ● 630.515.7700 ● devryeducationgroup.com

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The misstatement driven by DeVry Group’s revenue accounting for students who withdraw from their courses or programs during a term was the result of an error due to the misapplication of GAAP and was neither the result of an irregularity nor a concealment of an unlawful transaction. Management has not intentionally misstated these amounts in the financial statements to manage reported earnings.

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The misstatement arose from an item capable of precise measurement.  Revenue on withdrawn students is recognized on a per student basis and the total misstatement was calculated based on the entire withdrawn student population in each respective fiscal year. As noted above, the error resulted from misapplication of GAAP because DeVry Group had not previously reassessed collectability at the time of student withdrawal and had relied on a combination of accruals for student refunds and bad debt provisions to mitigate revenue and receivables which would not be collected due to student withdrawal. As mentioned above, the error was not a result of intentional misstatement and management does not consider this error to be indicative of management’s ability to provide accurate results of operations and accurate estimates.

●	The misstatement did not change the reporting period’s results from a loss to a profit.

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The effect of the misstatement would not have caused DeVry Group to miss analysts’ quarterly consensus earnings per share (EPS) estimates for Fiscal Year 2014. For the first quarter of Fiscal Year 2014, DeVry Group missed the consensus EPS estimate by $0.02 and this error would have increased this miss by less than $0.01. For the last three quarters of Fiscal Year 2014, DeVry Group exceeded quarterly consensus EPS estimates by a minimum of $0.05 and the effect of the error would have been less than $0.01 in any one quarter.

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The effect of the misstatement did not mask any underlying operating performance trends in DeVry Group’s business, nor did it significantly impact DeVry Group’s revenue growth rates, gross margin, operating margin percentages and reported student enrollments which are the key metrics that investors and analysts use to assess the financial performance of the organization. The effect of the error on the reported Fiscal Year 2014 operating income of the Medical and Healthcare segment was not material. The effect of the error on the reported Fiscal Year 2014 operating income of the Business, Technology and Management segment did not mask or alter the direction of the segment’s growth rates or conceal the operating challenges facing this segment. This segment has been experiencing declining operating income for the past several years. This error would not have accelerated this trend by more than 300 basis points and would not have resulted in an operating loss for any period for which operating income was reported.

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The effect of the misstatement would not have materially impacted DeVry Group’s Balance Sheet and Statement of Cash Flows for Fiscal Year 2014. The effect on the Balance Sheet would have reduced net accounts receivable by approximately 2% and would have reduced shareholders’ equity by 0.1%. There would be no effect on the Statement of Cash Flows. The effect of the misstatement would not have placed DeVry Group in violation of any of the financial covenants or any other provision in its revolving credit agreement. The relevant covenants include a fixed charge coverage ratio, a consolidated leverage ratio, and a composite Department of Education (“ED”) Financial Responsibility Ratio. DeVry Group ratios were above the required minimums by amounts sufficient to absorb the decreased earnings resulting from this error.

●	The impact of the misstatement would not place DeVry Group in violation of any contract of the company.

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The impact of the misstatement would not adversely affect DeVry Group’s compliance with ED Title IV and other state regulatory requirements. The ED “90/10 Rule” calculation would not have been affected by this error for any DeVry Group institution. The refunds processed for federal and state financial aid for the withdrawn students were not affected by this error.

●	The misstatement had no material impact on increasing management’s incentive compensation during Fiscal Year 2014.

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Management has evaluated the impact of the misstatement in the context of altering the total mix of information as viewed by a reasonable investor or other parties relying upon the financial statements.  As indicated in our previous response to this comment 7, the misstatement would not have a material impact of DeVry Group’s earnings for Fiscal Year 2014, or its future earnings trend, or its financial position.  Also, the misstatement would not materially impact the key operating performance indicators.  Further, the misstatement would not have any adverse impact on DeVry Group’s liquidity.  The misstatement would be unlikely to have an impact on investor behavior.  Management has concluded that the misstatement would not materially adversely impact the total mix of information as viewed by a reasonable investor.

Form 10-Q for the quarter ended March 31, 2015
Note 2 – Summary of Significant Accounting Policies, page 6
Revenue Recognition, page 7

2. Refer to the additional information provided on page 4 of your response regarding the reassessment and your revenue recognition policy. Please revise your revenue recognition accounting policy in future filings to disclose that since you have determined that revenue associated with students who withdraw does not meet the threshold of reasonably collectible, you recognize revenue on a cash basis.

As previously disclosed, we utilize a provision for refund methodology that estimates expected refunds at the onset of each term based upon actual experience in previous terms.  We have implemented an additional process to record revenue on a cash basis for students who withdraw within a term and have unpaid tuition charges.

We will adjust our future disclosures to clarify our policy on withdrawn student revenue. Such disclosure will read as follows:

Revenue Recognition (in part)

Estimates of DeVry Group’s expected refunds are determined at the outset of each academic term, based upon actual experience in previous terms.  Inputs to this analysis include refunds issued, withdrawal rates and historical amounts owed by students for that portion of a term that was completed. Management reassesses collectability throughout the period revenue is recognized by the DeVry Group institutions, on a student-by-student basis. This reassessment is based upon new information and changes in facts and circumstances relevant to a student's ability to pay. Management reassesses collectability when a student withdraws from the institution and has unpaid tuition charges.  Such unpaid charges do not meet the threshold of reasonably collectible and are accounted for with a methodology that approximates recognizing revenue on a cash basis at each of our reporting periods.

The provisions for refund are monitored and adjusted as necessary within the term and adjusted for actual refunds issued and withdrawn student accounts receivable balances at the completion of a term.  If a student leaves school prior to completing a term, federal, state and/or Canadian provincial regulations and accreditation criteria permit DeVry Group to retain only a set percentage of the total tuition received from such student, which varies with, but generally equals or exceeds, the percentage of the term completed by such student.  Payment amounts received by DeVry Group in excess of such set percentages of tuition are refunded to the student or the appropriate funding source.  All refunds are netted against revenue during the applicable academic term. Reserves related to refunds and uncollectible accounts totaled $xx.x million and $xx.x million at June 30, 20XX and 20XX, respectively.

As requested by the Commission staff’s letter, DeVry Group hereby acknowledges that:

1)      DeVry Group is responsible for the adequacy and accuracy of the disclosures in the filings;
2)      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3)      DeVry Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick J. Unzicker, Vice President, Chief Accounting Officer and Treasurer, at (630) 515-4527 or Timothy J. Wiggins, Senior Vice President and Chief Financial Officer, at (630) 515-5894, should you have any questions regarding our responses or any related matters.

Sincerely,

DeVry Education Group Inc.

By: Title:	/s/ Timothy J. Wiggins Senior Vice President and Chief Financial Officer
By: Title:	/s/ Patrick J. Unzicker Vice President, Chief Accounting Officer Associateand Treasurer